Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No. 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)
Below is a transcript of the third quarter 2010 earnings conference of RRI Energy, Inc. which was held on November 3, 2010 at 9:00 a.m., Central Time.
Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that contain projections, estimates or assumptions about our revenues, income, capital structure and other financial items, our plans and objectives for future operations or about our future economic performance, possible transactions, dispositions, financings or offerings, and our view of economic and market conditions. In many cases you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “think,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words. However, the absence of these words does not mean that the statements are not forward-looking.
Actual results may differ materially from those expressed or implied by forward-looking statements as a result of many factors or events, including, but not limited to, statements about the benefits of the proposed merger involving us and Mirant Corporation, including our future financial position and operating results and the expected timing or ability to obtain necessary approvals and satisfy conditions to complete the merger and the related financings, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emission allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness and other factors we discuss or refer to in the “Risk Factors” sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC). Our filings and other important information are also available on the Investor Relations page of our website at www.rrienergy.com.
Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between us and Mirant Corporation, we filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of us and Mirant and that also constitutes a prospectus of us. The registration statement was declared effective by the SEC on September 13, 2010. We urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from our website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings,” and from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

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Final Transcript
Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call
Final Transcript
Conference Call Transcript
RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call
Event Date/Time: Nov 03, 2010 / 02:00PM GMT
CORPORATE PARTICIPANTS
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Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call
Dennis Barber
RRI Energy, Inc. — VP
Mark Jacobs
RRI Energy, Inc. — President
Rick Dobson
RRI Energy, Inc. — CFO
CONFERENCE CALL PARTICIPANTS
Brian Chin
Citigroup — Analyst
Neel Mitra
Simmons & Company — Analyst
Lasan Johong
RBC Capital Markets — Analyst
Brandon Blossman
Tudor Pickering — Analyst
Ameet Thakkar
BofA Merrill Lynch — Analyst
Machael Lapides
Goldman Sachs — Analyst
Gregg Orrill
Barclays Capital — Analyst
Sakka Batmisrah
JPMorgan — Analyst
Nitin Dahiya
KLS Diversified — Analyst
PRESENTATION

Operator
Welcome to the RRI Energy, third quarter 2010 earnings conference call. My name is Christine and I will be your operator for today’s conference. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded. I will now turn the call over to Dennis Barber Vice President of Investor Relations. Mr. Barber, you may begin.

Dennis Barber - RRI Energy, Inc. — VP
Good morning and welcome to RRI Energy’s third quarter conference call. Leading the call this morning are Mark Jacobs, President and CEO, and Rick Dobson our Chief Financial Officer. Following our prepared remarks, we’ll have a question-and-answer session.
The earnings release, as well as the slide presentation we’re using today is available on our website at www.rrienergy.com in the Investor Relations section. A replay of this call will also be available on the website approximately two hours after the call. Consistent with our past practice, we’re using several non-GAAP measures to provide additional insight into the operating results. Reconciliations of the non-GAAP measures to GAAP figures are available on the website. As we previously indicated, we’re not updating the 2010 or 2011 outlook in light of our pending merger with Mirant, and do not expect to do so until after the transaction has closed. I would remind you that the principal near term drivers of our open and adjusted EBITDA are commodity prices. We’ve provided some commodity priced sensitivities that allow you to generally understand the impact commodity price changes would have on an outlook.
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Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call
Turning to slide two of the presentation. All projections or forward-looking statements we make today, including about the proposed merger with Mirant, are based on our current expectations and involve risks, assumptions, and uncertainties. These statements are subject to the Safe Harbors contained in this slide. Actual results may differ materially from our projections or forward-looking statements as a result of many factors, including those described in this slide and in our SEC filings. The Safe Harbors in slide three describe how you may obtain copies of our SEC-filed materials related to the proposed merger. We urge you to read all these Safe Harbors and the reference materials. I’ll now turn it over to Mark.

Mark Jacobs — RRI Energy, Inc. — President
Thank you, Dennis, and good morning, everyone. Welcome to our third quarter earnings call. This morning, we released our Q3 2010 results, which are summarized on slide five. We reported open and adjusted EBITDA of $212 million. For the first nine months of the year, open EBITDA was $241 million, and adjusted EBITDA was $244 million. 2010, year-to-date free cash flow is $84 million. Each of these figures was up significantly versus 2009.
Rick will take you through the results in more detail, but the headlines are that Q3 results were bolstered by significantly warmer than normal weather in the eastern US, and market conditions have improved in 2010, but still reflect a challenging commodity price and economic environment. On slide six, I’ll provide you an update on the pending merger with Mirant. The key take away is that we’ve made significant progress since our last earnings call, and we’re on track to close the merger by the end of the year. Last week, shareholders at both RRI and Mirant overwhelmingly approved the merger. My take is that our shareholders see as we do that this transaction creates significant value. In September, we raised funded debt and arranged for a new revolving credit facility, which will satisfy the financing condition in the merger agreement.
GenOn will have a strong balance sheet, an attractive debt maturity profile, and adequate liquidity. The transaction has cleared by the Federal Energy Regulatory Commission and the New York state Public Service Commission. There’s one remaining item to be completed before we close the merger, and that’s federal antitrust clearance. We’re working closely with the Department of Justice in its review of the transaction, and we’re not aware of any material issues. Once we receive antitrust clearance, we’ll be prepared to close the merger promptly. I’ve been very pleased with the integration efforts to date. Our respective teams are working very well together, and they’ve made excellent progress. I’m confident that GenOn is ready for day one operations.
Before turning the call over to Rick, I want to touch on the external landscape on slide seven. Market fundamentals have improved but continue to be challenging. On a year-over-year basis, Eastern US power demand was up over 9% in Q3 versus last year. Weather played a large role in this increase. Higher demand translated into improved market prices. Average on peak power prices at PJM West Hub for Q3 were up over $24 per megawatt hour versus last year. Improved heat rates were a significant contributor of better power prices in Q3, with average on peak heat rates increasing from 11.8 in 2009 to 13.8 in 2010.
I think it’s noteworthy that an increase in demand, in this case due to weather, led to a significant increase in heat rates. To me, it demonstrates the leverage to a recovery and supply demand fundamentals. It’s also worth looking at power demand on a weather adjusted basis. It’s grown over the past year, mirroring the increase in economic activity. In our regions, we’ve seen a 6% bounce back in MISO and about 2.5% in Western PJM.
Turning to forward curves. Gas-coal spreads continue to soften, having declined from the beginning of the year, driven by weaker natural gas prices and coal prices that have remained essentially flat over the last two quarters after a modest increase in Q1. However, heat rate improvement in forward prices has been sufficient to offset the decline in the gas coal spread and maintain forward dark spreads at about the same level as they were early in the year. Over the last several years, I’ve discussed my belief that we’ll see increasingly stringent environmental regulations over time. The EPA has several proceedings underway that will impact the economics of operating coal plants. It’s an understandable area focus for the investment community.
I don’t have a crystal ball on how and when new environmental rules and regulations will take shape, but history shows that it will take longer than most expect, and draft rules will undergo significant modification before becoming final rules, and certainly reliability concerns will have to be addressed. Without getting into the specifics of each potential new rule, I’ll share with you some of my observations on the impact that tougher rules and regulations would have on the industry. Some suggest that potential new regulations will create challenges for coal generators such as RRI’s. To be clear, more stringent more environmental regulations will likely force the retirement of many older coal units, while others will be retrofitted with emission controls.
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Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call
But in my view, it’s more relevant to consider the long term impacts that potential environmental rules would have on industry fundamentals. As an industry, we’re adding very little new capacity. Current reserve margins provide a cushion for future demand growth, especially in a scenario where an economic recovery occurs more quickly. However, significant coal plant retirements will likely lead to lower reserve margins, and significantly tighter supply demand conditions overtime, in effect accelerating the effects of an economic recovery. Additional rules and regulations will increase the price of electricity, especially in those hours where coal is on the margin. More electric generation will come from gas fired plants, as they replace retired coal units. That in turn will create more demand for natural gas and reduce demand for coal. A benefit for gas coal spreads.
Taken together, these factors point to higher energy and capacity prices for all forms of generation assets that remain in the stack, especially scrub coal plants. Now let me bring this back to the RRI fleet. When we see tighter environmental regulations, we’ll likely retire some of our units. Keep in mind that many of these are marginal units, and in today’s market environment are close to break even on a cash on cash basis.
We’re also likely to invest capital to add environmental controls at some units, but only in cases where we have a high confidence level that we’ll earn an attractive rate of return on that additional investment. Most importantly, we’ll likely see a significant improvement in the profitability of the overall fleet because of the factors I mentioned. Improved supply/demand fundamentals, higher power prices, and an improved gas coal spread. I’ll now turn the call over to Rick Dobson.

Rick Dobson — RRI Energy, Inc. — CFO
Thank you Mark. I’ll turn to slide nine and talk about the key takeaways for the third quarter. Our open EBITDA was $212 million in the third quarter of 2010, a $79 million improvement over 2009. The improvement was primarily driven by increases in energy gross margins as a result of much warmer weather in July and the first half of August, as well as better economic conditions. Our 2010 adjusted EBITDA was the same as our opening EBITDA, as the aggregate of our hedges and other items had little impact on the third quarter. The differences in coal procurement prices between 2010 and 2009 accounts for the vast majority of the $33 million positive variance in hedges related to 2009.
Moving on to free cash flow. As many of you know, our third quarter generally drives the majority of our cash flow, given that it includes the heavier loads summer cooling season. We are also past the material [outage] spending and interest payments. All of that considered, we generated $84 million of cash so far this year, compared to use of $182 million for the same time last year. The primary drivers are strong third quarter results and lower environmental spending on the Cheswick and Keystone scrubbers. Before I move on to the next slide, I want to touch on something you will see when you review our third quarter GAAP financial statements. As you may recall from our first quarter discussion related to FASB statement 144, now known as ASC360, we’re required to evaluate our long lived assets for impairment as market conditions materially change. Since we had significant gas coal spread contraction in the third quarter of this year, we performed that review. The review resulted in impairments totaling $113 million at our Titus and New Castle plants.
I’ll turn to slide 10 where we illustrate our effectiveness and efficiency metrics for the year so far. Over all, TMCF is about 2.5% lower than 2009. As I talked about last quarter, we have taken steps to improve the performance we saw in the first half of this year, and while we have not yet completely closed the gap, we are seeing benefits from our actions, our unplanned outage rate in the third quarter was 3% lower than we experienced in the first quarter. Moving to our efficiency measures, both our costs per megawatt hour and per megawatt have improved over 2009. Our cost per megawatt of capacity was modestly lower due to reductions in G&A and other indirect costs. These reductions more than offset increases in outage spending and in enhancing unit performance. Our cost in megawatt hour was lower due to the cost reductions I just mentioned, as well as increased generation volumes.
Let’s now review slide 11. As you will recall, we implemented a hedging program for 2010 and 2011, designed to deliver free cash flow break even or better as a means of protecting our existing cash position. Last month we finished pricing our primary coal needs for 2011. Excluding Seward, our average 2011 coal cost is just under $64 per ton before deliver costs. Additionally, we added more power hedges for 2011, bringing our total power hedges to 8.2 terawatt hours or 49%, and an average price of $47 per megawatt hour. No other material changes have been made to our hedge generation profile.
Let’s turn to slide 12. The merger financing that Mark referenced in his earlier remarks provides for the discharge of certain RRI in Mirant secured and unsecured debt, as well as the defeasance of the PEDFA bonds. This debt maturity profile provides GenOn with adequate resources for the 2011 debt maturity and a very sound liquidity position going forward. GenOn’s capital structure gives it a solid platform needed to create shareholder value. With that, let me turn it back to Mark to wrap up.
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Final Transcript
Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call

Mark Jacobs — RRI Energy, Inc. — President
Thanks Rick. Let me conclude my comments on slide 13. I expect this to be the last earnings call we’ll host as RRI. Going forward, we’ll be discussing GenOn’s results. I want to acknowledge my RRI co-workers and thank them for their extraordinary efforts and contributions. It’s a privilege working with them, and I look forward to working with the GenOn team prospectively. The merger with Mirant represents a major step forward for RRI, a step that creates near term value through corporate support and G&A cost savings. In the intermediate and longer term, GenOn will have an improved position with greater scale and efficiency and a strong balance sheet. Importantly, the merger also preserves the fundamental value proposition of a recovery in commodity prices in supply/demand fundamentals. With that, operator lets open the line for questions.
QUESTION AND ANSWER

Operator
(Operator Instructions) The first question comes from Brian Chin from Citigroup. Please go ahead.

Brian Chin — Citigroup — Analyst
Hello and good morning.

Mark Jacobs — RRI Energy, Inc. — President
Good morning Brian.

Brian Chin — Citigroup — Analyst
Can you talk a little bit more about the increase in coal hedges for 2011, the addition of 50% is quite a big jump. Does that signal a particular point of view? How does it relate to the efforts to integrate the Mirant hedging strategy versus your hedging strategy? Just a little bit of extra color there would be helpful.

Mark Jacobs — RRI Energy, Inc. — President
Sure Brian. The additional procurement of coal is really consistent with the strategy that we have been employing here in coal procurement. I think as we have talked about on prior calls, generally in October is when we price a significant portion of the coal for the following year. And so that’s what we did this year, and as I said consistent with what we’ve done for the last couple of years.

Brian Chin — Citigroup — Analyst
Okay. Great. And then, also, could we take a stab at just how much EBITDA impact the hotter than normal weather gave to you in the third quarter?

Mark Jacobs — RRI Energy, Inc. — President
Yes, that’s a difficult calculation to get at. What I mentioned in the prepared comments is the overall demand for power in the eastern US was up about 9% on an actual basis. On a weather adjusted basis, that’s probably closer to 2%. So there’s a significant portion of that demand, again, that we would attribute to being weather related. And then we saw heat rates, on peak heat rates versus last year, up by about two points, so clearly a meaningful portion of that two point increase had to do with weather-related demand.

Brian Chin — Citigroup — Analyst
Okay. Great. Thank you.
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Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call

Operator
The next question comes from Neel Mitra from Simmons & Company. Please go ahead. Hello, good morning.

Neel Mitra — Simmons & Company — Analyst
I had a question on uncleared capacity for the PJM capacity auction on page 18. It seems like the amount that was uncleared went from 822 megawatts in 2012 to 455 in 2013. I was wondering if you could maybe comment on which plants cleared in the 2013 auction that didn’t in 2012 and maybe some of the drivers for that.

Mark Jacobs — RRI Energy, Inc. — President
Yes, Neel, as you know, the bidding strategy that we employ into the RPM auction, we really view that as proprietary confidential to the company, so we try to provide you details in terms of how many megawatts have cleared and how many have not cleared, but as it relates to specific plants, I don’t think it’s appropriate for us to get into that.

Neel Mitra — Simmons & Company — Analyst
And was it mainly in west of pool?

Mark Jacobs — RRI Energy, Inc. — President
I’ll share with you they were all RTO assets.

Neel Mitra — Simmons & Company — Analyst
And then Mark, you talked about some of the maybe tier two and tier three assets possibly installing some environmental controls if the economics were right. Could you possibly share which assets in those groupings, which you possibly invest in at this point? And maybe, also, roughly, what percentage of EBITDA comes from the tier two and tier three plants?

Mark Jacobs — RRI Energy, Inc. — President
Sure. Neel, I guess I would make a couple of comments. One, these are really — we approach these as purely economic decisions, and the bottom line is that we’re going to invest in projects when we have a high confidence level that those projects will return the invested capital rate that exceeds our hurdle rate. Now, the challenge in answering that question now is we don’t have clarity on what the environmental rules and regulations are, so it’s really impossible to do that calculation.
So I would point you back to some of the disclosures we’ve had in our 10-K that lay out the range of environmental expenditures in projects that we would expect to evaluate over time, and what we ultimately end up moving forward on, my guess, will be a subset of some of those things that we’ve laid out. But, again, it really is going to depend on specifically what those rules and regulations are, because that, at the end of the day, is going to determine the economics in terms of what the returns to us.
We’ve also, just in terms of the earnings contribution, to address that part, we did in our investor conference last summer provide some information on the relative earnings contribution from those tiers, obviously as commodity prices move around, those contributions are going to move around, but I think just in light of the fact that we’re not providing an updated outlook here, it really wouldn’t be appropriate to comment further than that.
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Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call

Neel Mitra — Simmons & Company — Analyst
Thank you.

Operator
The next question comes from Lasan Johong from RBC Capital Markets. Please go ahead.

Lasan Johong — RBC Capital Markets — Analyst
Thank you. All things considered, Mark, following on the question that was previously asked, the net effect is that if you’re right about your view going forward, then two things strike me as being very odd. One, why are you increasing your level of hedges as opposed to decreasing your level of hedges? And, two, if prices do indeed go up as much as you would expect, and I agree, then doesn’t that mean that pretty much all of your tier two plants should get environmental expenditures, and then a large chunk of your tier three would also get some investments?

Mark Jacobs — RRI Energy, Inc. — President
Let me address the hedging question. Really, what we’ve done here in this quarter, the additional actions, is entirely consistent with the approach that we have talked about for the last couple of years here, and that is to do some level of hedging that provides us a high confidence level that will be free cash flow, break even, or better in 2010 and 2011, irrespective of market conditions. And so the incremental hedging that we did in the third quarter here is consistent with the fact that we have now priced significant additional portion of our coal procurement.
And so that has — when we run our stress scenarios, now that we have fixed a portion of the fuel input largely, that had increased had we not done any additional power hedges, we would have had additional earnings or cash flow risk in a stress scenario, so those incremental hedges that we put on are really designed to continue to make sure that we are consistent with our stated objective of being free cash flow or break even.

Rick Dobson — RRI Energy, Inc. — CFO
And Mark, when you talk about expanding power prices, you’re really talking about beyond 2011, too. Right, this is just 2011 added hedges.

Mark Jacobs — RRI Energy, Inc. — President
Right. And that’s the other point, again to just follow on to the second part of your question of longer term investment proposition on environmental controls. Again, I think it’s difficult to address those as a hypothetical, because we need to understand what those rules and regulations are going to be, but clearly one of the things that is also going to go into that calculation of does that environmental control make sense is our longer term fundamental view of what supply/demand conditions are likely to be, and, as I said, we shared with you the view here that if and when we see tighter environmental rules and regulations, we think that’s going to be a net positive for industry fundamentals.

Lasan Johong — RBC Capital Markets — Analyst
Yes, but I’m having a little problem understanding why you would have a mismatch in your coal hedging versus you’re energy hedging if you really believe that outstanding power prices come beyond 2011 and not in 2011, because by this definition, you’re saying that you’re more concerned about coal prices rising than you are about power prices dropping and that’s why you have this mismatch in hedging. How is that consistent?

Mark Jacobs — RRI Energy, Inc. — President
I wouldn’t describe what’s on that as a mismatch. Again, the way the coal market operates is generally that is a contract in advance for market, in so there are not volumes available to buy coal on a spot base, and as we have described in previous coals, the contracting we’ve done here in the third quarter is consistent with how we have typically gone about that. The hedges we put on, again, we really aren’t expressing a point of view on the fact that we think prices are going to go up or prices are going to go down, it’s really in keeping with the hedging philosophy of insuring that we have enough hedges that when we run the range of commodity price scenarios that we look at, that we assure that in all instances we’re going to be free cash flow positive or better.
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Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call

Lasan Johong — RBC Capital Markets — Analyst
Okay. Rick, could you summarize your hedging prices one more time? You blew by it pretty quickly. I didn’t catch all of it.

Rick Dobson — RRI Energy, Inc. — CFO
Yes, I can.

Lasan Johong — RBC Capital Markets — Analyst
Thank you.

Rick Dobson — RRI Energy, Inc. — CFO
If you recall, and you may not have this in your notes, I went through the — kind of the gory details, ‘10 and ‘11, a quarter or two ago. Let me say this, and if you can’t find that, I think Dennis and Mark can help you with that offline. But what we did incrementally this time was we added at AEP Dayton Help Point. We added on peak 300 megawatts at $40.75, and we added off peak 200 megawatts at $30.08. And that’s what that 13% is.

Lasan Johong — RBC Capital Markets — Analyst
Okay. Excellent. Thank you much.

Operator
Your next question comes from Brandon Blossman from Tudor Pickering. Please go ahead.

Brandon Blossman — Tudor Pickering — Analyst
Good morning, guys.

Mark Jacobs — RRI Energy, Inc. — President
Good morning, Brandon.

Brandon Blossman — Tudor Pickering — Analyst
I guess let me start with an easy one. From page — looks like 19 — no, I’m sorry, page 18, looks like you put on a less capacity hedge or sale on ‘11, about 550 megawatts. I guess one, is that the case? And two, is the math as easy as doing the delta between last quarter and this quarter for ‘11 capacity payments?

Mark Jacobs — RRI Energy, Inc. — President
Brandon, there was some modest incremental volume there, and, again, I don’t have the last quarters’ right in front of me right now, but you could look at that and compare the change here, and that would be the incremental activity we did in the quarter.
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Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call

Brandon Blossman — Tudor Pickering — Analyst
Okay. Fair enough, I’ll probably circle back for more details around that. And then probably not a fair question, but I will go ahead and ask it. GenOn, when that closes, will be well capitalized — very clean balance sheet, nice cash balance. Maybe a comment specific to GenOn or just in general about the M&A landscape and how you feel directionally towards coal versus gas, as we are at the bottom of the cycle looking forward.

Mark Jacobs — RRI Energy, Inc. — President
Well, I would absolutely agree with your comments that I think post closing the merger that GenOn is going to be well positioned with manageable debt levels and adequate liquidity and an attractive debt maturity profile. Going forward, I think one of the things I will share with you is that Mirant and RRI have approached M&A I believe, very consistently, which it’s around a value opportunity, and where we see value here, and obviously our first priority right is now to get the merger with Mirant closed and get the integration done and get that value delivered to shareholders, but clearly I would expect GenOn will be looking for opportunities on the M&A front, but, again, it’s really going to be driven by where we see transactions that will create value for our shareholders.

Brandon Blossman — Tudor Pickering — Analyst
And any comment on coal versus gas?

Mark Jacobs — RRI Energy, Inc. — President
Well again, I think that all gets to a relative valuation, Brandon, as where we see the most value.

Brandon Blossman — Tudor Pickering — Analyst
All right. Fair enough. Thank you, guys.

Operator
In the next question comes from Ameet Thakkar from Bank of America. Please go ahead.

Ameet Thakkar — BofA Merrill Lynch — Analyst
Hello guys.

Mark Jacobs — RRI Energy, Inc. — President
Morning Ameet.

Ameet Thakkar — BofA Merrill Lynch — Analyst
I think most of my questions have kind of been asked and answered, but Mark, real quick when you guys look out to the 2012 dark spreads, when you factor in coal transportation where it is today, and variable O&M, it looks even without the environmental aspect that’s much longer term impact, it looks like that’s not even sustainable here. Is it that a fair way of looking at it? You guys are obviously very open in ‘12, but can you talk about what your fundamental views are on ‘12 dark spreads?

Mark Jacobs — RRI Energy, Inc. — President
Well, again, I’ve really tried not to express a fundamental point of view on commodities; I’d say that things that make up the dark spread, each are individual commodities, they are going to be driven by the forces that drive those, but in my experience commodities go up and down.
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Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call
We can all look at a forward curve, but I’ll tell you the forward curve is wrong, we just don’t know by what direction and by how much. So, it certainly is an indicator that we look at — I would share your observation when you look out into the future, we’ve seen a significant compression in dark spreads going forward, and that’s the market incorporating the information it has today into that price deck, but that’s going to change as we go forward. Again, I don’t know whether that’s going to go up or down, but it will be different.

Ameet Thakkar — BofA Merrill Lynch — Analyst
And then on the coal hedges that you added for 2011, it’s going to be a mixture of both CAP and NAP coals, correct?

Mark Jacobs — RRI Energy, Inc. — President
That’s correct.

Ameet Thakkar — BofA Merrill Lynch — Analyst
And then relative to — for the CAP coal that you have contracted relative to what we see in NYMEX, would it be, I guess fair to characterize where you were able to achieve the pricing as kind of at market or below market?

Mark Jacobs — RRI Energy, Inc. — President
No, look, I think the market is what the market is. We believe that we have contracted a fair price for that coal.

Ameet Thakkar — BofA Merrill Lynch — Analyst
All right. Thank you, Mark.

Mark Jacobs — RRI Energy, Inc. — President
Yes.

Operator
Your next question comes from Michael Lapides from Goldman Sachs. Please go ahead.

Machael Lapides — Goldman Sachs — Analyst
Hello Mark, Rick, real quick question. Just starting to make progress on cost efficiency over the last six to nine months, two to three quarters. Just curious, should we think of that as being incremental to the $150 million cost savings post-merger?

Mark Jacobs — RRI Energy, Inc. — President
Well, Michael, I would think about it this way. We’re always going to look for ways to be more efficient with the dollars we spend. I think right now in the context of the merger, we believe and we have a high confidence level that we can deliver $150 million of cost savings that are coming from corporate support and G&A functions.
We’ve done a lot of work. We’ve made all of the people decisions for the new company, and we’ve done cost roll-ups by function. So we know exactly where to go to get those savings, and again have a high confidence level. And I would say, beyond that, we’re always going to look for ways as a company to be more efficient, but I wouldn’t try to interpret anything from the cost direction that RRI has had, nor would I from the Mirant side, and that’s really going to be as we put the combined company together something we’ll be talking to you about as a GenOn leadership team in terms of what to expect on the cost front going forward.
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Final Transcript
Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call

Machael Lapides — Goldman Sachs — Analyst
Okay. Thank you.

Operator
Your next question comes from Gregg Orrill from Barclay’s Capital. Please go ahead.

Gregg Orrill — Barclays Capital — Analyst
Thanks a lot. So I think you touched on this a little bit earlier in the call. After the closing, I guess you’ll come back and talk to us about the merged guidance and maybe provide an update on what you’re seeing in synergies?

Mark Jacobs — RRI Energy, Inc. — President
Yes, Greg,, I would expect preparing an outlook going forward, it’s going to be one of our first priorities once the merger is completed, just to set expectations. I wouldn’t look for that kind of right after the transaction is closed, because there’s going to be some work we’re going to want to do as a leadership team, but I would think clearly as we get out to reporting our year-end results, that that would be the type of timetable I would look for an updated outlook, and then I would expect as we report our results as GenOn every quarter, I would expect that we’ll dedicate some time to talk about exactly where we are on the realization of synergies.

Gregg Orrill — Barclays Capital — Analyst
Okay. And then on — I think this was clear, but the $47 a megawatt hour that you were talking about in terms of hedging, that — we would take that and then adjust that for basis, or to your plants?

Rick Dobson — RRI Energy, Inc. — CFO
Greg, it’s Rick. Like I said, on an answer to a previous question. There’s a mixture in that $47, and I covered a lot of the detail in the mixture before, so I won’t go over that now, but there’s West Hub in there for like 3.9 terawatt hours, there’s AEP Dayton in there for about four terawatt hours, and that’s the mix of on and off peak, so it’s fairly complicated. But you look at your notes, you’ll see the last time we hedged at West and AEP Dayton , we had $63 kind of West Hub prices and some off peak at $42. And like I said, if you can’t find them in your notes, we can find the public information where I talked about that and get you that detail. The incremental piece was about $40.75 for the 300 megawatts at AEP Dayton, and then $30.08 for the other 200 megawatts. And then you put all the power hedges together on the total of 8.2 terawatts, and you get basically a $47 average. But there’s a number of components that equal that, so I don’t want you to just jump in to let me take you some average basis, because it’s at those two different pricing

Gregg Orrill — Barclays Capital — Analyst
No, that’s very helpful. And then the comment on, I’m sorry, slide seven , where you talked about forward dark spreads being around the same level as the first quarter, that was sort of — that it was sort of spot, or

Mark Jacobs — RRI Energy, Inc. — President
That was really the forward curves that I was referring to at that point, Gregg. So, if you go out and look at kind of ‘11, ‘12, ‘13, we’ve seen a compression in natural gas prices, since Q1, but you’ve also seen about a 1 point improvement in heat rates, so those are largely offset. Coal prices are pretty much on top of where they were in the first part of the year.
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Final Transcript
Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call

Rick Dobson — RRI Energy, Inc. — CFO
And Gregg, that reference point that Mark is talking about is referenced off of when we filed the S4 — those merger projections, which was a March 16th date, and now we’re fast forwarding to now.

Gregg Orrill — Barclays Capital — Analyst
The idea being that the margin outlook really —

Rick Dobson — RRI Energy, Inc. — CFO
Hasn’t changed since March 16th substantially.

Mark Jacobs — RRI Energy, Inc. — President
And again to be clear, we’re not providing guidance.

Rick Dobson — RRI Energy, Inc. — CFO
Yes, not providing guidance, sorry.

Gregg Orrill — Barclays Capital — Analyst
Of course. Thank you.

Operator
The next comes from [Sakka Batmisrah] JPMorgan. Please go ahead.

Sakka Batmisrah — JPMorgan — Analyst
Hello, guys, it seems likes you have completed a lot of your integration planning, and are really just waiting for the DOJ to be able to start realizing some of that value. Is there any update on the efforts to obtain antitrust approval? You’ve had your second request for the last four months, and there’s quite limited substantive issues on the ground, so I’m wondering what is taking so long and why you haven’t substantially complied with that second to start the 30-day clock on the DOJ. It just seems like we’re incurring unnecessary interest and delays, and realizing that the $150 million over unlaid synergies, thanks.

Mark Jacobs — RRI Energy, Inc. — President
I’m not going to get into the particulars of the approval process other than to say the Department of Justice has a job to do in reviewing the transaction, and we are working very closely with them to assist them in that review. We are not aware of any material issues in that review, and we would expect to have the transaction closed by the end of the year, which is consistent with what we have felt from the day that we announced the transaction.

Sakka Batmisrah — JPMorgan — Analyst
Okay. That’s fine. Thanks.
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Final Transcript
Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call

Operator
The next question comes from Nitin Dahiya from KLS Diversified. Please go ahead.

Nitin Dahiya — KLS Diversified — Analyst
Most of my questions have been answered, but I just wanted to get back to the question around environmental spending, and around the way you approach it in terms of once we have a set of rules, do you — when you look at your second and third quarter assets, if you like. Is your planning horizon four or five years, and do you project forward, say, five years, and say this is what we expect the world to be, and this is — this investment is going to be NPV positive, or when you look at it — you are like these are the market conditions today or over the next year and a half, and then is this transaction going to be NPV positive, so we should go ahead with the turnout?

Mark Jacobs — RRI Energy, Inc. — President
It’s a good question, and ultimately this is going to be a decision that the GenOn management team and the GenOn board of directors will make, but my expectation is in analyzing these potential investments, we will clearly look at market conditions that exist at the time. We will look at forward curves. Those are, again as I mentioned earlier the market’s best estimate.
I would expect we’ll also look at a range of different scenarios around those forward curves, and all of those will be things that will be taken into consideration in making a decision on whether to proceed with the investments or not, bit it would be premature for me to say it will be a five-year look, or however many look, and again that will really be a decision for the GenOn team going forward to make that decision. But clearly, as I said, I think I would reiterate is that we would only move forward with these investments in the situation and circumstances where we had a high confidence level that we would earn a rate of return that exceeded our hurdle rate for the new capital that we’re going to put in.

Nitin Dahiya — KLS Diversified — Analyst
Okay. I think that’s helpful. And, again, sorry to beat a dead horse on this antitrust issue. Is there a bottle neck? There isn’t much of a market power issue here I would think. So what’s kind of taking the time?

Mark Jacobs — RRI Energy, Inc. — President
Again, I’m not going to get into the specifics of that process, again to say the Department of Justice has a job to do that we respect that job they have to do, and we are working with them. I would reiterate, we’re not aware of any issues, and we expect the transaction to be closed by the end of the year.

Nitin Dahiya — KLS Diversified — Analyst
All right. Thank you.

Operator
The next question comes from Lasan Johong from RBC Capital Markets. Please go ahead.

Lasan Johong — RBC Capital Markets — Analyst
Thank you. Mark, a couple of follow up questions on the synergy question. You mentioned that the $150 million is G&A and people, and headquarters and things, but that’s not the only thing you guys can work on. So going forward, once the merger happens, and you’re moving forward as one team, what are some of the other items that you’ll be working on to create more synergy value, if any? First of all. Second of all, back to your days as an MD at Goldman Sachs and investment banking, what percentage of operating and G&A costs were usually taken out once a merger was completed, as a general rule, in the power/utility space?
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Final Transcript
Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call

Mark Jacobs — RRI Energy, Inc. — President
Well Lasan, on your first question, one of the principles we’re using as we put together GenOn is to identify and take the best operating practice from each of Mirant, RRI, and certainly in the course of doing that, we are looking for other opportunities. Again, I don’t think it makes sense for us to get out ahead of ourselves on that. What we’ve shared with the market is a number that we have a high confidence level that we can deliver on the corporate support and G&A side. And again, clearly, we’re going to look for other opportunities, but until we find those and have a high confidence level we can deliver them, we’re really not going to be in a position to put any numbers —

Lasan Johong — RBC Capital Markets — Analyst
I’m not asking for numbers, Mark, I’m just saying what are the items that you could possibly work on.

Mark Jacobs — RRI Energy, Inc. — President
The items are going to be how we — as I said, maintenance practices, O&M spending, plants, preventive maintenance programs, again all of things commercially. How we dispatch the units. Really, kind of how everything we do in my mind Lasan is kind of fair game that we’re going to be looking at for what’s the best way we can operate the GenOn combined fleet.

Lasan Johong — RBC Capital Markets — Analyst
Procurement?

Mark Jacobs — RRI Energy, Inc. — President
Of course.

Lasan Johong — RBC Capital Markets — Analyst
Okay.

Mark Jacobs — RRI Energy, Inc. — President
On the second question, I wouldn’t say that there’s a rule of thumb on the operating synergies. Just to give you some context around the $150 million. If you looked at Mirant and RRI on a stand alone basis and added them together, we have about $400 million of just over of combined G&A and corporate support costs. These are costs that are incurred by people outside of the power plants, and so the $150 million, you can do the math, but represents a pretty significant chunk of that, but really recognizes that there’s a lot of leverage and scalability in those G&A and corporate functions in terms of if you add one more plant to the fleet, you don’t need to add on a pro rata basis the same level of support.

Lasan Johong — RBC Capital Markets — Analyst
Yes, Okay. Thank you.

Operator
Gentlemen, at this time, there are no additional questions. Please go ahead with any final remarks.
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Final Transcript
Nov 03, 2010 / 02:00PM GMT, RRI — Q3 2010 RRI Energy, Inc. Earnings Conference Call

Mark Jacobs — RRI Energy, Inc. — President
Well thank you, Kristine, and thank all of you for participating in our conference call today. The webcast will — replay of the webcast will be available in about two hours. Have a great day.

Operator
Thank you for participating in the RRI Energy third quarter 2010 earnings conference call. This concludes the conference for today.
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